# Red Diamond Yoga 3500 LLC

## BALANCE SHEET

### As of December 31, 2016

| | TOTAL |
|---|---|
| **ASSETS** | |
| Current Assets | |
| Bank Accounts | |
| Bus Fundamentals Checking (1984) | 3,013.02 |
| Business Invtmt Acct (0814) | 0.00 |
| Open Investment Acct | 0.00 |
| Petty Cash | 200.00 |
| **Total Bank Accounts** | **$3,213.02** |
| Other Current Assets | |
| Repayment | |
| Clothing purchase | 0.00 |
| **Total Repayment** | **0.00** |
| Utal Yoga Loan Receivable | 4,100.00 |
| **Total Other Current Assets** | **$4,100.00** |
| **Total Current Assets** | **$7,313.02** |
| Fixed Assets | |
| Accumulated Depreciation | -43,248.00 |
| Furniture and Equipment | 30,173.78 |
| Tenant Improvements | 49,659.58 |
| **Total Fixed Assets** | **$36,585.36** |
| Other Assets | |
| Security Deposit | 12,180.00 |
| **Total Other Assets** | **$12,180.00** |
| **TOTAL ASSETS** | **$56,078.38** |
| **LIABILITIES AND EQUITY** | |
| Liabilities | |
| Current Liabilities | |
| Credit Cards | |
| Sears MasterCard | 0.00 |
| US Bank Credit Card | 4,507.35 |
| **Total Credit Cards** | **$4,507.35** |
| Other Current Liabilities | |
| Arlene's Loan | 40,364.41 |
| Christine Loan | 4,278.00 |
| Direct Deposit Payable | 0.00 |
| Loan from Accion | 7,425.15 |
| Loan from Forwardline | 15,901.73 |
| Payroll Liabilities | |
| CA PIT / SDI | 135.03 |
| CA SUI / ETT | 29.26 |
| Federal Taxes (941/944) | 4,027.55 |
| Federal Unemployment (940) | 264.97 |

|  | TOTAL |
|---|---:|
| **Total Payroll Liabilities** | 4,456.81 |
| **Total Other Current Liabilities** | $72,426.10 |
| **Total Current Liabilities** | $76,933.45 |
| Long-Term Liabilities | |
| Loan from Folb Partnership | 16,282.00 |
| **Total Long-Term Liabilities** | $16,282.00 |
| **Total Liabilities** | $93,215.45 |
| Equity | |
| Owner Draw Arlene | 0.00 |
| Owner Draw Sheryl | 0.00 |
| Retained Earnings | -47,346.90 |
| Net Income | 10,209.83 |
| **Total Equity** | $ -37,137.07 |
| **TOTAL LIABILITIES AND EQUITY** | $56,078.38 |

# Red Diamond Yoga 3500 LLC

## PROFIT AND LOSS

### January - December 2016

|  | TOTAL |
|---|---|
| **INCOME** | |
| Rental Fees | 3,373.00 |
| Retail Sales | 15,985.16 |
| Sales of Snack/Drink Income | 6,176.87 |
| Services | 925.00 |
| Student Income | 466,925.07 |
| ClassPass | 62,975.60 |
| Groupon | 3,322.77 |
| Zenrez | 953.61 |
| **Total Student Income** | **534,177.05** |
| Studio Rental | 1,100.00 |
| Teacher Training | |
| Shana Meyerson | 30,580.00 |
| **Total Teacher Training** | **30,580.00** |
| Teacher Training Layna | 1,744.00 |
| Unapplied Cash Payment Income | 0.00 |
| Uncategorized Income | 0.00 |
| **Total Income** | **$594,061.08** |
| **COST OF GOODS SOLD** | |
| Cost of Goods Sold | 21,350.46 |
| Supplies & Materials - COGS | -111.08 |
| Teacher Training | 21,901.57 |
| **Total Cost of Goods Sold** | **43,140.95** |
| Snacks | 3,774.83 |
| Teachers | 138,994.82 |
| **Total Cost of Goods Sold** | **$185,910.60** |
| **GROSS PROFIT** | **$408,150.48** |
| **EXPENSES** | |
| Advertising | 4,237.37 |
| Auto Expense | 14,986.68 |
| Registration | 1,127.00 |
| **Total Auto Expense** | **16,113.68** |
| Bank Charges | 493.00 |
| Commissions & fees | 40.28 |
| Dues & Subscriptions | 25.00 |
| Independent Labor | 7,128.77 |
| Insurance | |
| Auto | 2,149.88 |
| Health | 795.61 |
| Liability | 3,320.47 |
| workmen's comp | 911.60 |
| **Total Insurance** | **7,177.56** |
| Interest | 15,246.54 |

|  | TOTAL |
|---|---:|
| Legal & Professional Fees | 1,315.00 |
| Meals and Entertainment | 6,666.89 |
| Merchant Service Fee | 15,130.16 |
| Miscellaneous Labor | 229.93 |
| Office Expenses | 469.88 |
|   Monthly Software charge | 4,913.49 |
|   Supplies | 12,171.37 |
| **Total Office Expenses** | **17,554.74** |
| Office Supplies | |
|   Postage | 84.15 |
|   Stationery & Printing | 836.60 |
| **Total Office Supplies** | **920.75** |
| Overland Avenue | |
|   Common Area | 20,095.67 |
|   Rent or Lease | 62,210.00 |
| **Total Overland Avenue** | **82,305.67** |
| Payroll Expenses | |
|   Taxes | 16,215.08 |
|   Wages | 165,338.55 |
| **Total Payroll Expenses** | **181,553.63** |
| Promotional | 4,316.69 |
| Repair & Maintenance | 1,010.66 |
| Sales Tax | 4,068.39 |
| Taxes & Licenses | |
|   LA City Tax 2014 | 1,070.00 |
|   LA City Tax 2015 | 1,079.07 |
|   Real Estate | 143.02 |
| **Total Taxes & Licenses** | **2,292.09** |
| Travel | 104.48 |
| Unapplied Cash Bill Payment Expense | 0.00 |
| Utilities | 753.29 |
|   Alarm | 488.25 |
|   Cellphone | 5,771.81 |
|   Electric | 8,354.45 |
|   Internet/Phone | 2,535.16 |
| **Total Utilities** | **17,902.96** |
| **Total Expenses** | **$385,834.24** |
| **NET OPERATING INCOME** | **$22,316.24** |
| OTHER EXPENSES | |
|   Depreciation | 6,756.00 |
|   Donation | 200.00 |
|   State income tax | 5,150.41 |
| **Total Other Expenses** | **$12,106.41** |
| **NET OTHER INCOME** | **$ -12,106.41** |
| **NET INCOME** | **$10,209.83** |

# Red Diamond Yoga 3500 LLC

## BALANCE SHEET

### As of December 31, 2015

|  | TOTAL |
|---|---:|
| **ASSETS** | |
|   Current Assets | |
|    Bank Accounts | |
|     Bus Fundamentals Checking (1984) | 12,047.24 |
|     Business Invtmt Acct (0814) | 0.00 |
|     Open Investment Acct | 0.00 |
|     Petty Cash | 200.00 |
|    **Total Bank Accounts** | **$12,247.24** |
|    Other Current Assets | |
|     Utal Yoga Loan Receivable | 400.00 |
|    **Total Other Current Assets** | **$400.00** |
|   **Total Current Assets** | **$12,647.24** |
|   Fixed Assets | |
|    Accumulated Depreciation | -36,492.00 |
|    Furniture and Equipment | 30,173.78 |
|    Tenant Improvements | 49,659.58 |
|   **Total Fixed Assets** | **$43,341.36** |
|   Other Assets | |
|    Security Deposit | 12,180.00 |
|   **Total Other Assets** | **$12,180.00** |
| **TOTAL ASSETS** | **$68,168.60** |
| **LIABILITIES AND EQUITY** | |
|   Liabilities | |
|    Current Liabilities | |
|     Credit Cards | |
|      Sears MasterCard | 2,645.97 |
|      US Bank Credit Card | 4,837.12 |
|     **Total Credit Cards** | **$7,483.09** |
|     Other Current Liabilities | |
|      Arlene's Loan | 63,864.41 |
|      Christine Loan | 8,922.00 |
|      Direct Deposit Payable | 0.00 |
|      Loan from Forwardline | 15,804.47 |
|      Payroll Liabilities | |
|       CA PIT / SDI | 2,821.11 |
|       CA SUI / ETT | 25.79 |
|       Federal Taxes (941/944) | 0.00 |
|       Federal Unemployment (940) | 312.63 |
|      **Total Payroll Liabilities** | **3,159.53** |
|     **Total Other Current Liabilities** | **$91,750.41** |
|    **Total Current Liabilities** | **$99,233.50** |
|    Long-Term Liabilities | |

|  | TOTAL |
|---|---|
| Loan from Folb Partnership | 16,282.00 |
| **Total Long-Term Liabilities** | **$16,282.00** |
| **Total Liabilities** | **$115,515.50** |
| Equity | |
| Owner Draw Arlene | -23,225.00 |
| Owner Draw Sheryl | -23,225.00 |
| Retained Earnings | -82,071.62 |
| Net Income | 81,174.72 |
| **Total Equity** | **$ -47,346.90** |
| **TOTAL LIABILITIES AND EQUITY** | **$68,168.60** |

# Red Diamond Yoga 3500 LLC
## PROFIT AND LOSS
### January - December 2015

| | TOTAL |
|---|---|
| **Income** | |
| Refunds-Allowances | 305.00 |
| Rental Fees | 3,668.00 |
| Retail Sales | 33,955.49 |
| Sales of Snack/Drink Income | 11,348.02 |
| Student Income | 517,701.66 |
|   ClassPass | 34,288.00 |
|   Groupon | 3,420.88 |
|   Wildfire | 156.00 |
|   Zenrez | 192.86 |
| Total Student Income | 555,759.40 |
| Studio Rental | 585.00 |
| Teacher Training | |
|   Liz Arch | 11,925.01 |
|   Shana Meyerson | 16,000.00 |
| Total Teacher Training | 27,925.01 |
| Workshops | |
|   Beach Yoga Girl LLC | 2,350.00 |
|   Talia Peretz | 3,272.50 |
| Total Workshops | 5,622.50 |
| **Total Income** | **$639,168.42** |
| **Cost of Goods Sold** | |
| Cost of Goods Sold | 24,486.94 |
|   Teacher Training | 24,818.50 |
| Total Cost of Goods Sold | 49,305.44 |
| Snacks | 6,563.91 |
| Teachers | 130,891.52 |
| Workshop | 5,336.35 |
|   Beach Yoga Girl LLC | 1,645.00 |
|   Talia Peretz | 2,444.75 |
| Total Workshop | 9,426.10 |
| **Total Cost of Goods Sold** | **$196,186.97** |
| **Gross Profit** | **$442,981.45** |
| **Expenses** | |
| Advertising | 1,006.28 |
| Auto Expense | 14,543.44 |
| Bank Charges | 63.00 |
| Car Registration | 938.00 |
| Dues & Subscriptions | 115.00 |

| | |
|---|---:|
| Independent Labor | 10,194.14 |
| Insurance | |
|   Liability | 3,105.64 |
|   workmen's comp | 515.80 |
| Total Insurance | 3,621.44 |
| Interest | 6,851.52 |
| Legal & Professional Fees | 910.90 |
| Meals and Entertainment | 7,609.02 |
| Merchant Service Fee | 17,074.93 |
| Office Expenses | 264.58 |
|   Monthly Software charge | 4,214.26 |
|   Office Equipment | 140.00 |
|   Supplies | 8,257.62 |
| Total Office Expenses | 12,876.46 |
| Office Supplies | |
|   Postage | 96.87 |
| Total Office Supplies | 96.87 |
| Overland Avenue | |
|   Common Area | 25,830.44 |
|   Rent or Lease | 68,580.00 |
| Total Overland Avenue | 94,410.44 |
| Payroll Expenses | |
|   Taxes | 14,118.35 |
|   Wages | 143,699.78 |
| Total Payroll Expenses | 157,818.13 |
| Promotional | 2,534.17 |
| Sales Tax | 2,878.00 |
| Taxes & Licenses | |
|   2015 LLC | 3,650.00 |
|   Real Estate | 146.23 |
| Total Taxes & Licenses | 3,796.23 |
| Utal Yoga Loan (deleted) | 400.00 |
| Utilities | |
|   Alarm | 479.88 |
|   Cellphone | 5,208.21 |
|   Electric | 9,868.69 |
|   Internet/Phone | 2,039.23 |
| Total Utilities | 17,596.01 |
| Total Expenses | $355,333.98 |
| Net Operating Income | $87,647.47 |
| Other Expenses | |
|   Depreciation | 5,999.00 |
|   Donation | 40.00 |
|   Miscellaneous | 0.00 |
|   Reconciliation Discrepancies | 433.75 |

| | |
|---|---:|
| Total Other Expenses | $6,472.75 |
| Net Other Income | $ -6,472.75 |
| Net Income | $81,174.72 |

Friday, Oct 21, 2016 09:26:38 AM PDT GMT-7 - Cash Basis